Suite 900 607 14th St., NW

Washington DC 20005-2018

t 202 508 5800 f 202 508 5858

www.KilpatrickStockton.com

September 10, 2010	direct dial 202 508 5817
direct fax 202 204 5632
ScBrown@KilpatrickStockton.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	SI Financial Group, Inc.

Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for Fox Chase Bancorp, Inc., the proposed holding company for Savings Institute Bank and Trust Company, a federally-chartered stock savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $8,002, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at 202-508-5817.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Scott A. Brown
Scott A. Brown

Enclosures

cc:	Rheo A. Brouillard, SI Financial Group, Inc.

Brian J. Hull, SI Financial Group, Inc.

Paul M. Aguggia, Esq., Kilpatrick Stockton LLP

Victor L. Cangelosi, Esq., Kilpatrick Stockton LLP

Joseph J. Bradley, Esq., Kilpatrick Stockton LLP